GGL DIAMOND CORP.

NEWS RELEASE

July 31, 2008

GGL reports on the second quarter; drilling expected to start mid-August

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) has reported on the activities of the Company for the second quarter ended May 31, 2008 and on events taking place subsequently, up to and including July 24, 2008.

Details and the full quarterly report are available on the GGL website (www.ggldiamond.ca) and on SEDAR (www.sedar.com).

Exploration highlights:

- Based at our Zip Camp, four geology teams, including crews from the consulting firm of Aurora Geosciences Ltd., continue to work on GGL's claims on the Providence Greenstone Belt (PGB) in the Northwest Territories (NT), where the Company holds a total of 426,104.88 acres.

- A total of 30 high conductance VTEM (Versatile time-domain electromagnetic) geophysical targets have been identified and ranked from the preliminary data from the survey completed earlier this year. Of these targets, 17 have been assigned a high to moderate-high ranking and include high conductance, large, discrete targets for potential nickel and VMS mineral deposits. Ground evaluation of the targets is in progress, with separate field crews evaluating the nickel, VMS and gold potential of the area.

- Drilling on the first of several large VTEM targets is expected to begin about the second or third week of August.

- At GGL's prospective copper/gold property at McConnell Creek in north central British Columbia, a ground geophysical Induced Polarization (IP) survey will start upon completion of the survey grid lines, which is now in progress. A drill program to test one of the large copper geochemical anomalies is planned upon completion of the geophysical survey.

- The Company is actively seeking partners for its promising diamond properties in the NT for the benefit of shareholders.

Providence Greenstone Belt (PGB)
Northwest Territories, Canada

Exploration work in 2007 confirmed and enhanced the potential for magmatic nickel deposits associated with komatiites, and also established that the PGB, in common with many greenstone belts, has the potential for VMS (copper, zinc, lead, silver and gold) deposits and for gold deposits associated with both iron formation and major structural shear zones.

The realization of the varied economic potential of the area led the Company to take an aggressive approach to land acquisition. Claim-staking programs in both 2007 and 2008 involved the acquisition of a total of 426,104.88 acres over a length of 120km of the PGB.

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Nickel in particular and VMS deposits in general are prime candidates for geophysical surveys. To move the exploration forward as efficiently and quickly as possible, the Company budgeted up to $1.5 million to complete a state-of-the-art airborne geophysical survey during the winter and spring of this year.

The results of this survey have been exceptional for the number of isolated, discrete, high conductance geophysical anomalies. At this stage of exploration, this is a most successful outcome.

Geotech Ltd. (Aurora, Ontario) completed the VTEM (Versatile time-domain electromagnetics (EM)) and magnetic survey on behalf of GGL.

<u>Providence Greenstone Belt (PGB) – Nickel</u>

Rock samples collected during 2007 and sent for whole rock and multi-element assays defined areas within komatiitic sequences that featured geochemical signatures favourable for nickel mineralization. This work, together with government mapping that identified the komatiite trends, assisted in the identification of VTEM geophysical anomalies that might be associated with nickel deposits.

The Company is exploring for magmatic nickel deposits, which consist mainly of the sulphide mineral pyrrhotite (composed of iron and sulfur and at times magnetic and having a bronze color). It is pyrrhotite that is most commonly responsible for high conductance anomalies. Nickel sulphides (mainly pentlandite, an iron-nickel-sulfur mineral) are often associated with pyrrhotite and when they occur in sufficient quantities, make economic ore deposits.

Geophysics then can detect areas of high conductance which are commonly, but not always, associated with pyrrhotite and the pyrrhotite may be associated with nickel sulphides minerals. This is the risk associated with nickel exploration.

The positive exploration results to date are supportive of the potential for economic nickel deposits and, as discussed in the quarterly report, we are also encouraged by the VTEM results for VMS mineralization as indicated by geophysical responses over known sulphide mineralization.

Condor Consulting Inc. of Lakewood, Colorado, a group of geophysicists with extensive experience with nickel deposits, has made a first pass, preliminary assessment of the VTEM data and target selection. To date, 30 moderate to high conductance anomalies have been identified and the selection, modeling and evaluation is continuing. The final interpretation of the data from the VTEM survey is expected shortly but changes, if any, are expected to be minor.

Limiting the selection of potential VTEM targets prospective for nickel to only those areas that the Company's geologists have been able to associate with komatiites, we arrive at eight high to moderate-high conductance VTEM targets.

These targets vary from one half to two kilometers in length including the high priority high conductance EM conductor "61W" reported on in the June 12, 2008 News Release.

All of the eight VTEM targets are being considered for subsequent drill testing starting with 61W. Our field crews are examining, evaluating and selecting drill sites for the various areas. The targets are large and should any one target return positive drill results then extensive drilling to outline a possible deposit would be required

<u>Providence Greenstone Belt (PGB) -</u>
<u>Polymetallic Volcanogenic Massive Sulphides (VMS)</u>

There are a number of selected VTEM targets that may reflect VMS mineralization and these are being evaluated both by geophysical modeling and in the field by our geological teams.

One of several high conductance VTEM targets (Target TZA) lies within an area of previous exploration dating back to 1977. Non 43-101 compliant grab samples were reported to have assayed up to 11.3% Zn, 3.34% Cu, 165g/t Ag and 4.78g/t Au. This mineralized zone was described as being 4 to 5m thick and was traced intermittently for a strike length of 2km.

The present VTEM TZA target, which has been modeled as a shallow, narrow linear target, is also characterized as a circular deeper high conductance conductor divided into two parts, the larger of which is over 1km in diameter. This is a significant anomaly in an area of known mineralization and as such is a priority target for VMS.

Providence Greenstone Belt (PGB) - Gold

In 2007, the Company reported a grab sample that assayed 22 gm/tonne (0.64 oz/ton) Au. The VTEM survey indicates a 1 km long linear conductor in this area which appears to be related to a shear zone. Shear zones commonly host gold deposits in greenstone belts and this area will be subject to further examination.

The independent Qualified Persons for the Company for the PGB project are N.C. Carter, PhD., P.Eng., Consulting Geologist, and Qualified Persons from the consulting firm of Aurora Geosciences Ltd.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, GGL Diamond Corp.
Phone: (604) 688-0546; Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

END